SO 3/29/05



SECURITI 05041362 N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 18 2005

SEC FILE NUMBER
8-36916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vaughan + Company Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Passaic Street
(No. and Street)

Ridgewood (City) NJ (State) 07450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Vaughn 201-444-1361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albanese, Michael F.
(Name – *if individual, state last, first, middle name*)

18 Lisa Court (Address) Parsippany (City) NJ (State) 07054 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31

OATH OR AFFIRMATION

I, James D. Vaughn, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VAUGHAN & COMPANY SECURITIES, INC., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 2, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To The Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

I have audited the accompanying statements of financial condition of Vaughan & Company Securities, Inc. as of December 31, 2004 and 2003, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaughan & Company Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Michael F. Albanese, CPA
18 Lisa Court
Parsippany, NJ 07054
201-406-5733
Fax: 973-887-9103

February 28, 2005

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$ 140,530	$ 139,851
Commissions receivable	135,070	130,227
Prepaid lease	-	-
TOTAL CURRENT ASSETS	275,600	270,078
PROPERTY AND EQUIPMENT, net	3,412	4,407
TOTAL ASSETS	$ 279,012	$ 274,485

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable	$ 625	$ 19,921
Accrued expenses	79,849	77,775
Payroll taxes payable	31,121	7,290
State tax payable	550	-
401(k) payable	6,203	5,453
TOTAL CURRENT LIABILITIES	118,347	110,439
LONG TERM LIABILITIES		
Note payable - officer	6,011	-
TOTAL LONG TERM LIABILITIES	6,011	-
STOCKHOLDERS' EQUITY	154,653	164,046
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 279,012	$ 274,485

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

For the Years Ended December 31, 2004 and 2003

	2004	2003
INCOME		
Commission and other income, net of clearance and execution charges	$ 1,403,671	$ 1,493,143
Interest income	740	1,706
TOTAL INCOME	1,404,412	1,494,849
EXPENSES		
Salaries	789,338	671,756
Travel and selling	113,074	194,883
Commissions	302,050	320,203
Management services	750	23,500
Payroll taxes and benefits	89,752	72,191
Profit sharing	4,453	8,249
Securities fees	-	11,091
Rent and occupancy	33,013	34,851
Professional fees	34,288	26,410
Office and miscellaneous	8,544	32,797
Auto lease expense	3,031	3,379
Depreciation	1,863	1,735
TOTAL EXPENSES	1,380,156	1,401,045
INCOME BEFORE TAXES	24,256	93,804
INCOME TAXES /(BENEFIT)	550	(650)
NET INCOME	23,706	94,454
RETAINED EARNINGS - beginning	134,046	39,592
DIVIDENDS	(33,099)	-
RETAINED EARNINGS - ending	$ 124,653	$ 134,046

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2004 and 2003

	Class A Stock	Class B Stock	Retained Earnings	Total
Balance at January 1, 2003	$ 300	$ 29,700	$ 39,592	$ 69,592
Net income	-	-	94,454	94,454
Dividends distributed	-	-	-	-
Balance at December 31, 2003	300	29,700	134,046	164,046
Net income	-	-	23,706	23,706
Dividend distributed	-	-	(33,099)	(33,099)
Balance at December 31, 2004	$ 300	$ 29,700	$ 124,653	$ 154,653

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 23,706	$ 93,583
Non cash items included in net income:		
Depreciation	1,863	1,735
Amortization on prepaid lease	-	3,378
Change in:		
Commissions receivable	(4,843)	(61,857)
Other current assets	-	-
Accounts payable	(20,164)	16,669
Other current liabilities	27,204	15,042
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	27,767	68,550
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed asset disposals / (purchases)	-	(2,168)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	(2,168)
CASH FLOWS FROM FINANCING ACTIVITIES		
Long-term	6,011	-
Dividends paid	(33,099)	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(27,088)	-
NET INCREASE (DECREASE) IN CASH	679	66,382
CASH - beginning	139,851	73,469
CASH - ending	$ 140,530	$ 139,851
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:		
Interest	$ 74	$ -
Income taxes	$ -	$ 850

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities and is a member of the National Association of Securities Dealers (NASD). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. Business commenced in March 1987.

Cash

The Company maintains accounts with the brokerage company executing the security transactions. Included in these accounts are commissions earned but not yet forwarded by the brokerage company. The brokerage company requires maintenance of a minimum balance of $100,000 in order to execute transactions. These account balances earn interest.

Commissions Receivable

Commission revenue and related clearance expenses are recorded when earned, on a settlement date basis, within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible.

Property and Equipment

Property and equipment are carried at cost. Depreciation is calculated on a straight-line basis over five years for equipment.

Income Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commission's receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to the prior year's financial statements in order to conform to classifications used for the current year.

VAUGHAN & COMPANY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

2. PROPERTY AND EQUIPMENT

Major classifications of property and equipment and their respective useful lives are as follows:

	2004	2003	Useful Lives
Computer equipment	$ 5,590	$ 9,936	5 years
Furniture and fixtures	-	7,481	7 years
	5,590	17,417	
Accumulated depreciation	2,178	13,010	
Total property and equipment	$ 3,412	$ 4,407	

Depreciation charged to operations amounted to $1,863 and $1,735, during the years ended December 31, 2004 and 2003, respectively.

3. PENSION PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense at December 31, 2004 and 2003 was $4,453 and $8,249, respectively.

4. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., Vaughan & Company Retirement and Estate Planners, Inc. and Lois M. Vaughan, Esq. are controlled under common ownership. The services performed for their clients and the revenues received are interrelated. Employees of related companies perform many duties, including bookkeeping, accounting, legal and other administrative functions. The Company pays management and other fees to related companies for these expenses.

The Company rents office space from the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the periods ending December 31, 2004 and 2003 were $30,000 and $31,000, respectively. Various other general building and office expenses are shared with the related companies. The allocation of these expenses is not based on any formula.

The Company managed an investment fund through May 31, 2003. The Company received a fee for managing the fund. During the years ended December 31, 2004 and 2003 the Company received $0 and $479 in managing fees relating to the fund. As of May 31, 2003, this investment fund was terminated.

4. RELATED PARTY TRANSACTIONS (continued)

Related party transactions are summarized as follows:

	2004	2003
Expenses		
Management fees	$ 750	$ 23,500
Rent and occupancy	30,000	31,000
Legal fees	2,000	-
	$ 32,750	$ 54,500

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $118,242 which was $113,242 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.05 to 1.

At December 31, 2004, the Company was in compliance with Banc of America, LLC's (the Clearing Broker) net capital requirement of $100,000.

6. INCOME TAXES

The provision for income taxes consists of:

	2004	2003
State	$ 550	$ 850
Additional tax	-	-
Prior year's under (over) accrual	-	(1,500)
Total Provision	$ 550	$(650)

VAUGHAN & COMPANY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

7. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commission's receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2004 and 2003, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

9. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2004	2003
Common stock		
Class A, voting, no par value — 100 shares authorized, 100 shares issued and outstanding	$ 300	$ 300
Class B, nonvoting, no par value — 9,900 shares authorized, 9,900 shares issued and outstanding	29,700	29,700
Retained earnings	124,653	134,046
Total Stockholders' Equity	$154,653	$164,046

10. LITIGATION

The Company was involved in a lawsuit brought forth by one of its clients. The client had alleged a variety of causes of action, including claims for unsuitable investments, excessive fees, unauthorized trading and failure to supervise. The Company filed its answer denying the material allegations in the statement of claim on March 17, 2004. Subsequently, the client discontinued the action against the Company without prejudice.

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31. 2004 and 2003

	2004	2003
Total stockholders' equity	$ 154,653	$ 164,046
Less ineligible assets:		
Property and equipment	3,412	4,407
Specified commissions receivable	33,000	32,000
Prepaid lease	-	-
Total	36,412	36,407
Net Capital	$ 118,242	$ 127,639

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II

Reconciliation Pursuant To Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31. 2004 and 2003

	2004	2003
Net capital per unaudited report	$ 118,242	$ 157,264
Assets included in unaudited report	-	-
Liabilities not included in unaudited report	-	(30,496)
Net capital per computation of net capital	$ 118,242	$ 126,768

To the Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey

February 28, 2005

In planning and performing my audit of the financial statements and supplemental schedules of Vaughan & Company Securities, Inc. (the Company) for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

To the Stockholders of
Vaughan & Company Securities, Inc.
Ridgewood, New Jersey (Cont'd)

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives. However, such study, evaluation and examination have resulted in the following comments and recommendations, which existed in prior years also.

1) Segregation of duties is not currently in place. All of the check disbursement functions are performed by one person from writing and signing checks to receiving the bank statement and reconciling. Accordingly, I recommend that checks written for over a certain amount be signed by an additional signatory and the invoice stamped or initialed to approve payment. Recognition, however is given to the relationship of the person writing the checks to the ownership of the Company.

2) Fees charged from or to related entities should be pursuant to a specified formula in a written agreement. Occupancy costs of the entities sharing your office facilities should be specified in written agreements between the property owner and the entity.

3) Self evaluation and monitoring activities for reporting information and providing assurance of compliance need to be implemented to assess controls and if necessary take corrective actions on a timely basis.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.



Michael F. Albanese, CPA

February 28, 2005